

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2024

Loriann Shelton
Sr. Vice President, Chief Operating Officer, Chief Financial Officer
VOXX International Corporation
2351 J. Lawson Boulevard
Orlando, FL 32824

> **Re:  VOXX International Corporation**
> **Form 10-K for Fiscal Year Ended February 28, 2023**
> **File No. 001-09532**

Dear Loriann Shelton:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services